

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2012

Via E-mail
James Vandeberg
Chief Financial Officer
Legend Oil and Gas, Ltd.
1420 5th Avenue, Suite 2200
Seattle, Washington 98101

> **Re:** **Legend Oil and Gas, Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed February 23, 2012**
> **File No. 333-178176**
> **Amendment No. 1 to Registration Statements on Form S-3**
> **Filed February 23, 2012**
> **File No. 333-179008 and 333-179009**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed February 23, 2012**
> **File No. 0-49752**

Dear Mr. Vandeberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We remind you of prior comments one through three from our letter to you dated December 16, 2011.

Form 8-K, as amended February 23, 2012

Exhibit 99.6

2. We note in response to prior comment six you revised your pro forma standardized measure disclosure to reflect the level of detail and format prescribed in FASB ASC 932-235-50-29 through 50-33. Please tell us why your presentation excludes future income tax expense associated with the future cash flows. Refer to FASB ASC 235-50-31(c) for additional guidance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, Norman von Holtzendorff, Staff Attorney, at (202) 551- 3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Timothy M. Woodland, Esq.
        Cairncross & Hempelmann, P.S.